PanAmSat Holding Corporation
20 Westport Road
Wilton, Connecticut 06897

                                April 14, 2005

      Re:
      PanAmSat Corporation: Amendment No. 2 to Form S-4 (File
      No. 333-121423)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

        PanAmSat Holding Corporation (the "Registrant"), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Amendment No. 2 to Form S-4 be accelerated so that this Amendment No. 2 may become effective at 5:00 p.m., Eastern Standard Time, on April 15, 2005, or as soon thereafter as practicable.

        The Registrants hereby acknowledge that should the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrants also acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrants further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by telephone call to Jason Gonzalez of Simpson Thacher & Bartlett LLP, at (212) 455-2476.

Very truly yours,
PanAmSat Holding Corporation
By:	/s/ JAMES W. CUMINALE Name: James W. Cuminale Title: Executive Vice President, General Counsel and Secretary